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Exhibit 99(a)(5)(iv)

Contact:	Carl D. Mautz Chief Financial Officer Watson Wyatt (202) 715-7056 Investor Relations: Jody Burfening Media Contact: Chenoa Taitt Lippert Heilshorn & Associates, Inc. (212) 838-3777

WATSON WYATT & COMPANY HOLDINGS ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

        WASHINGTON DC, April 5, 2004—Watson Wyatt & Company Holdings (NYSE: WW) announced today the preliminary results of its modified Dutch Auction tender offer to purchase the company's Class A Common Stock, which expired at Midnight, Eastern Standard Time, on April 2, 2004.

        Based on the preliminary count by Wachovia Bank, N.A., the depository for the tender offer, approximately 836,733 shares of Class A Common Stock, including 28,931 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $25.25 per share. Watson Wyatt expects to accept for purchase all of the 836,733 shares at a purchase price of $25.25 per share in accordance with the terms of the offer at a total cost of $21.1 million, excluding fees and expenses.

        Watson Wyatt commenced the tender offer on March 8, 2004, when it offered to purchase up to 3,600,000 shares of its outstanding Class A Common Stock or, if the aggregate purchase price for such shares would exceed $85,000,000, the number of whole shares equal to $85,000,000 divided by the per share purchase price, at a price per share not greater than $25.25 nor less than $23.00. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Watson Wyatt will have approximately 32,175,363 million shares of Class A Common Stock outstanding. The number of shares validly tendered and not withdrawn and the purchase price are preliminary and are subject to verification by Wachovia Bank, N.A. as well as final confirmation of the proper delivery of the shares validly tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares validly tendered and not withdrawn and the actual purchase price will be announced promptly following completion of the verification process. Promptly after the Company's acceptance of the shares to be purchased, the depository will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.

        The dealer manager for the offer is CIBC World Markets Corp. and the information agent is MacKenzie Partners, Inc. The depository is Wachovia Bank, N.A. For questions and information about the tender offer, please call the information agent toll free at 1-800-322-2885.

        Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human capital strategies and related technology solutions. The firm is headquartered in Washington, D.C., and has 3,890 associates in 61 offices in the Americas and Asia-Pacific. Together with Watson Wyatt LLP, a leading Europe-based consulting partnership, the firm operates globally as Watson Wyatt Worldwide. Watson Wyatt Worldwide has more than 6,000 associates in 88 offices in 30 countries.

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  Exhibit 99(a)(5)(iv)